Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: March 12, 2007
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

Swisscom intends to acquire Fastweb, the successful broadband operator in Italy
SIGNATURES

Press release
Swisscom intends to acquire Fastweb, the successful broadband operator in Italy
Swisscom today submitted a proposal to Fastweb Board of Directors to launch an all-cash friendly public tender offer on 100% of Fastweb, Italy’s second largest fixed-network operator and leading provider of IP-based services. Swisscom intends to offer to all Fastweb shareholders EUR 47 per share for a maximum total consideration of EUR 3.7 bn (about CHF 6 bn). Prior to submitting its proposal, Swisscom, with the consent of the Board of Directors of Fastweb, has performed a confirmatory due diligence exercise on Fastweb. Swisscom intends to make a long-term investment and to further strengthen the competitive position of Fastweb based on a new generation network and innovative offerings in Italy.
Italy is one of the most attractive broadband markets in Europe with significant expected growth potential over the next few years. Fastweb is Italy’s leading alternative broadband telecommunications provider with more than one million customers, 2006 revenues and EBITDA of respectively EUR 1.26 billion (CHF 2.04 billion) and EUR 424.6 million (CHF 691 million). Fastweb delivers innovative telephony, Internet and television services in more than 130 cities via state-of-the-art broadband networks based entirely on Internet protocol.
For Swisscom, the transaction is a logical step in the implementation of its corporate strategy aimed at growing its core business and increase company value through new activities. The acquisition will strengthen Swisscom in three areas:
•	In the field of new technologies, which are key to the further development of Swisscom’s infrastructure, Fastweb has a lead of three to five years.

•	Fastweb also has a competitive edge in terms of expertise in the strategically important field of multimedia applications based on broadband, and has been delivering IPTV to its customers since 2001.

•	By acquiring Fastweb, Swisscom will be able to boost its cash flows significantly. Fastweb is a high-growth company with an increasing free cash flow over time. The transaction has the potential to boost Swisscom’s revenues and EBITDA by about one fifth, and generate further growth thereafter. Fastweb will therefore make an important contribution to Swisscom’s financial results within a short time period.

Swisscom AG
Group Media Relations	Phone +41-31-342 91 93	www. swisscom.com
3050 Bern	Fax +41-31-342 07 30	media@swisscom.com

Press release
Collaboration with existing successful management team — Fastweb will remain Fastweb
Fastweb is considered as a highly innovative company. In 2001, Fastweb was the first provider in the world to launch fully IP-based broadband, voice and TV services. Swisscom therefore expects the transaction to produce significant synergies. For example, the experience acquired by Fastweb in operating a fully IP-based, latest-generation broadband network, expanding and commercialising optical networks, and developing and marketing broadband-based multimedia services will prove highly valuable to Swisscom. In return, Swisscom will support Fastweb’ plans to position itself in Italy as a mobile virtual network operator (MVNO).
As a strategic partner committed to the long term, Swisscom is investing in Fastweb with the clear objective of further exploiting the Fastweb competitive advantages and technological lead as well as expanding its portfolio of offerings. Fastweb’ operational business will continue to be separately managed. Swisscom intends to continue working with Fastweb’ existing successful management team and retain the well-positioned Fastweb brand in Italy. Nothing will change in terms of the way Swisscom and Fastweb present themselves on their respective markets.
Transaction summary
Swisscom intends to launch an all-cash public tender offer on 100% of Fastweb at EUR 47 per share for a maximum total consideration of EUR 3.7 bn. The offer will be conditional, among others, on Swisscom achieving at least 50% + 1 share in Fastweb.
Swisscom plans to file the tender offer prospectus with Consob, the public authority responsible for regulating the Italian securities market. Swisscom seeks a recommendation of the Fastweb Board of Directors to Fastweb’ shareholders to accept its offer.
Financial debt and treasury shares to fund purchase price
Swisscom will fund the transaction (which will include potential refinancing of existing Eos debt of EUR 1.1 billion — corresponding to CHF 1.78 billion) via financial debt and, depending on the final acceptance level of the offer, through the placing in the market of a maximum of 4.9 million treasury shares acquired by Swisscom in 2006 following the share buyback programme. After completion of the transaction, Swisscom will change its pay-out policy: with the exception of a special buy-back of CHF 500 million planned for 2008, the company will no longer execute share buybacks, but instead convert its existing pay-out policy (share buybacks plus

Swisscom AG
Group Media Relations	Phone +41-31-342 91 93	www. swisscom.com
3050 Bern	Fax +41-31-342 07 30	media@swisscom.com

Press release
dividends) to a purely dividend-based policy. Annual dividends will continue to amount to approximately half the net income thus ensuring an attractive yield for Swisscom shareholders.
Focus on Swiss home market, supported by growth abroad
Swisscom will continue to focus its activities on the home market of Switzerland. After the completion of the transaction, the company will still have financial flexibility to move quickly in its dynamic domestic core business. This includes securing nation-wide basic service provision and expansion of broadband networks. While Swisscom remains committed to the home market of Switzerland, it will generate additional growth through its presence in the highly attractive Italian market. The planned acquisition will therefore benefit Swisscom’s shareholders, customers and employees alike.
Berne, 12 March 2007
About Fastweb
Based in Milan, Fastweb is Italy’s second largest fixed-network operator and is regarded as a leading provider of IP-based services. The company was founded in 1999 as an alternative broadband provider for the municipality of Milan, and was the world’s first provider of integrated voice, data and video services based on Internet protocol. Fastweb has a workforce of 3,224 (as of December 2006) and in 2006 posted revenue of EUR 1.26 billion (CHF 2.041 million) and EBITDA of EUR 424.6 million (CHF 688 million).
About Swisscom
With revenue of CHF 7.2 billion (EUR 4.4 billion) for the first three quarters of 2006 and a workforce of 16’875 full-time employees, the Swisscom Group is Switzerland’s leading telecom company. Swisscom is present nationwide, delivering all services and products for mobile, fixed and IP-based voice and data communications.
www.swisscom.com
www.swisscom.com/fastweb
www.fastweb.it

Swisscom AG
Group Media Relations	Phone +41-31-342 91 93	www. swisscom.com
3050 Bern	Fax +41-31-342 07 30	media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: March 12, 2007	by:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law